EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ending March 31,
	2,012,000	2,011,000
Loss from continuing operations	$(7,814)	$(4,014)

Add from continuing operations:
Interest on indebtedness	12,970	11,199
Portion of rents representative of the interest factor earnings	413	394
	$5,569	$7,579
Fixed charges from continuing operations:
Interest on indebtedness	$12,970	$11,199
Capitalized interest	639	408
Portion of rents representative of the interest factor	413	394
Fixed charges	$14,022	$12,001

Ratio of earnings to fixed charges	—	—
For the three months ending March 31, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $8.5 million.
For the three months ending March 31, 2011. the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $4.4 million.